Exhibit 21

MOTOROLA, INC.

LISTING OF MAJOR SUBSIDIARIES

12/31/2003

General Instrument Corporation	US
General Instrument of Taiwan Ltd.	Taiwan
Hangzhou Motorola Cellular Equipment Co. Ltd.	China
Motorola (China) Electronics Ltd.	China
Motorola (China) Investment Ltd.	China
Motorola Asia Limited	Hong Kong
Motorola Asia Treasury Pte. Ltd.	Singapore
Motorola Canada Limited	Canada
Motorola Communications Israel Limited	Israel
Motorola Electronics Pte. Limited	Singapore
Motorola Electronics Taiwan, Limited	Taiwan
Motorola Finance B.V.	Netherlands
Motorola G.m.b.h.	Germany
Motorola India Private Limited	India
Motorola Industrial Ltda.	Brazil
Motorola Japan Limited	Japan
Motorola Limited	UK
Motorola Malaysia Sdn. Bhd.	Malaysia
Motorola Semiconducteurs S.A.	France
Motorola South Israel Limited	Israel
Motorola Technology Sdn. Bhd.	Malaysia
River Delta Networks, Inc.	US
Synchronous, Inc.	US
Tohoku Semiconductor Corp	Japan